EXHIBIT 99.1

Himax Technologies, Inc. Reports First Quarter 2021 Financial Results; Provides Second Quarter 2021 Guidance

Company Q1 2021 Revenues, Gross Margin and EPS all Exceed Guidance; Revenues, Gross Margin and EPS All Meet Its Pre-Announced Key Financial Results and Reached Record Highs

Provides Q2 2021 Guidance: Revenues to Increase by 15%-20% sequentially, Gross Margin is expected to be 45.5%-47.5%, IFRS profit per Diluted ADS to be 54.0 Cents to 60.0 Cents, and Non-IFRS profit per Diluted ADS to be 54.2 Cents to 60.2 Cents

  Revenues, gross margin and EPS all reached all-time highs in Q1 2021
  Q1 revenues increased 12.1% QoQ to $309.0M, exceeding the guidance of an increase of around 5-10%
  Strong demands across all major business segments in Q1
  Product sales: large driver ICs, 22.6% of revenues, up 8.8% QoQ; small and medium-sized driver ICs, 66.1% of revenues, up 14.7% QoQ; non-driver products, 11.3% of revenues, up 4.0% QoQ
  Q1 gross margin reached 40.2%, exceeding guidance of 37% - 38%. Significantly improved from the 31.2% in Q4 2020
  As the capacity shortage in the semiconductor industry intensified across foundry, packaging and testing, the Company further optimized its product mix by strategically favoring more high margin products while pricing products higher to reflect rising costs among all product segments
  Q1 IFRS profit reached a historical high of $66.9M, or 38.3 cents per diluted ADS, exceeding the guidance of 30.0 cents to 34.0 cents per diluted ADS. It is higher than profit of $34.0M, or 19.5 cents per diluted ADS in Q4 2020
  Q1 non-IFRS profit was $67.1M, or 38.4 cents per diluted ADS, exceeding the guidance of 30.1 cents to 34.1 cents per diluted ADS. It is higher than profit of $34.2M, or 19.7 cents per diluted ADS in Q4 2020
  Both operating income and operating margin reached record highs in Q1 2021
  TDDI for both smartphone and tablet saw robust growth in Q1, a continuation from the high base in Q4 2020. From YoY perspective, sales of both smartphone and tablet demonstrated massive growth
  Tablet TDDI revenue increased 10% QoQ, the fourth consecutive quarter of growth since its initial mass production in Q1 2020. The QoQ growth was due to the accelerated penetration of its leading tablet TDDI in the Android market where the Company is the main or sole source supplier to major end customers
  Automotive sales grew a decent 16.4% QoQ amidst a severe capacity shortage in the automotive market worldwide. Along with the fast growing electric vehicles and autonomous driving that is deemed to be the “next big thing”, car interior is catering to better human-vehicle interaction with ever more stylish designs, made possible with increasing number of panels equipped with advanced display technologies such as TDDI, local dimming, high-speed P2P bridge and LTDI. Himax dominates the design-in and design-win of automotive TDDI with direct and indirect customers across the continents for a technology that is essential for very large sized, stylish and free-formed automotive displays
  Company’s WiseEye total solution was officially awarded a sizable purchase order from a top tier household name for a mainstream application with mass production scheduled to commence at the end of this year. For key component business, following Google TensorFlow Lite for Microcontrollers framework, in March 2021, Company’s WE-I Plus AIoT platform was endorsed by Microsoft and was awarded the Azure IoT PnP certificate. Himax’s WE-I Plus AIoT platform brings reliable, secure and long battery life edge AI to the IoT-connected cloud market. The Company is delighted to bridge AI developers over the hurdles they encounter in developing their AI solutions and move with AI developers together towards an upcoming edge AI decade
  Company is still seeing a serious supply-demand imbalance where demand far outpaces supply despite foundries running at more than 100% capacity. The Company saw a structural shift in demand and supply dynamics, especially for the mature nodes which have lacked meaningful capacity expansion for many years. Company secured more capacity for this year compared to last year, with accessible capacity expected to grow quarter by quarter during 2021. More measures were taken to further enlarge longer-term capacity pool
  Company repositions itself toward higher-end and higher value-added products by working more directly and closely with select leading end customers. Tremendous progress across various industries have been made, including high-resolution TV, high-performance monitor and low-power notebook. Company also is gearing up for AMOLED DDIC development for smartphone, wearable and tablet in partnership with strategic customers and foundry providers. For automotive market where Himax is already the leader in DDIC, the Company is deepening its working relationships with tier-1 players and end customers. For non-driver areas, Himax is pushing hard for the promotion of WiseEye ultralow power AI sensing solution which have seen widespread adoption for numerous AIoT applications

TAINAN, Taiwan, May 06, 2021 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the first quarter ended March 31, 2021.

“We are still seeing a serious supply-demand imbalance where demand far outpaces supply despite foundries running at more than 100% capacity. Accompanying the rapid growth of 5G and high-performance computing, there is a noticeable increase in demand for semiconductor for advanced processes. The trend towards an ever more connected digital world also drives higher needs for mature nodes, notably demands from display driver IC, power management IC, CMOS image sensor, automotive industry and various AIoT devices that are already all around us and still increasing rapidly in number. Adding these all up, what we have is a structural shift in demand and supply dynamics, especially for the mature nodes which have lacked meaningful capacity expansion for many years,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“We have managed to secure more capacity for this year compared to last year, with accessible capacity expected to grow quarter by quarter during 2021. Looking further ahead, we are taking measures to work with our strategic foundry partners to further enlarge our longer-term capacity pool. We will give more details as they come about,” concluded Mr. Jordan Wu.

First Quarter 2021 Financial Results

Himax recorded net revenues of $309.0 million, an increase of 12.1% sequentially and an increase of 67.4% compared to the same period last year. The 12.1% sequential increase of revenues exceeded the guidance of an increase of around 5-10% quarter-over-quarter, with strong demands across all of major business segments. Gross margin was 40.2%, exceeding guidance of 37% to 38%, and significantly improved from the 31.2% of the fourth quarter 2020. IFRS profit per diluted ADS was 38.3 cents, exceeding the guidance of 30.0 cents to 34.0 cents. Strong sales and improved gross margin contributed to the better-than-expected earnings results. Non-IFRS profit per diluted ADS was 38.4 cents, exceeding the guidance of 30.1 cents to 34.1 cents.

Revenue from large display drivers was $69.9 million, up 8.8% sequentially and up 13.9% year-over-year. Notebook revenue increased more than 70% sequentially, driven by unceasing remote working and distance education demands. TV revenue was also up by around 8% quarter-over-quarter. Monitor IC sales, however, decreased sequentially due to foundry capacity shortage, as predicted in the last earnings call. Large panel driver ICs accounted for 22.6% of total revenues for this quarter, compared to 23.3% in the fourth quarter of 2020 and 33.2% a year ago.

Small and medium-sized display drivers continued to grow in the first quarter and came in better-than-expected, with revenue of $204.1 million, up 14.7% sequentially and up 133.3% year-over-year. TDDI for both smartphone and tablet saw robust growth in Q1, a continuation from the high base in Q4 last year. From a year-over-year perspective, sales of both smartphone and tablet demonstrated massive growth. Automotive segment delivered a decent mid-teens sequential growth amidst a severe capacity shortage in the automotive market worldwide. Small and medium-sized segment accounted for 66.1% of total sales for the quarter, compared to 64.5% in the fourth quarter of 2020 and 47.4% a year ago.

Smartphone sales continued growing in the first quarter, with revenue reaching $80.2 million, up 20.6% sequentially and up 256.4% year-over-year. The smartphone segment represented 26.0% of total sales in Q1. Smartphone TDDI sales increased more than 30% sequentially and up five times compared to the same period last year, indicating strong market demand and market share gains. Sales of traditional smartphone DDICs continued to decline as expected. As previously mentioned, traditional smartphone DDICs are quickly being replaced by TDDI and AMOLED.

Tablet revenue reached another record high of $73.0 million in the first quarter. Q1 sales of tablet drivers grew 8.3% sequentially and were up more than 150% year-over-year as strong demand for home working and online learning continued. The tablet revenue accounted for more than 23% of total sales in the first quarter. The tablet TDDI revenue increase 10% sequentially, the fourth consecutive quarter of growth since the initial mass production in the first quarter of 2020. The sequential growth was due to the accelerated penetration of the Company’s leading tablet TDDI in the Android market where Himax is the main or sole source supplier to major end customers. Revenue of traditional discrete driver ICs for tablet increased 5.9% sequentially and grew 58.9% year-over-year in the first quarter.

First quarter driver IC revenue for automotive amounted to $43.7 million, up 16.4% sequentially and up 44.3% year-over-year. Automotive driver IC business accounted for more than 14% of total revenues in this quarter. Notwithstanding the decent growth, the Company is still suffering from severe foundry capacity shortage for automotive applications. While the shortage is expected to persist, as indicated in the last earnings call, Himax expects to enlarge its shipment quarter by quarter this year and beyond into next year.

First quarter revenue from the non-driver businesses was $35.0 million, up 4.0% sequentially but down 2.0% year-over-year. The sequential increase was mainly due to the increase of WLO shipments to an anchor customer for continuous legacy products demand as well as more Tcon shipments. The year-over-year decrease was due mainly to the decrease of WLO shipments. However, Tcon and CMOS image sensor segments both registered an impressive year-over-year growth, up by more than 50% and 70%, respectively. Non-driver products accounted for 11.3% of total revenue, as compared to 12.2% in the fourth quarter of 2020 and 19.4% a year ago.

Gross margin for the first quarter was 40.2%, up 9.0 percentage points sequentially and up 17.5 percentage points from the same period last year. As the capacity shortage in the semiconductor industry intensified across foundry, packaging and testing, Himax further optimized its product mix by strategically favoring more high margin products while pricing its products higher to reflect rising costs among all product segments. However, on a year-over-year basis, the leap of gross margin was somewhat offset by the decline in WLO shipment, as the legacy product to an anchor customer gradually decreased.

IFRS operating expenses were $39.5 million in the first quarter, down 9.9% from the preceding quarter but up 5.9% from a year ago. The operating expenses decreased sequentially because of a one-time cash bonus issued to the team in the fourth quarter 2020. The year-over-year increase was mainly a result of increased salary. Non-IFRS operating expenses for the first quarter were $39.2 million, down 9.9% from the previous quarter and up 6.9% from the same quarter in 2020.

Reflecting higher sales and better gross margin, IFRS operating income was $84.8 million for the first quarter with operating margin of 27.4%, up from 15.3% in the prior quarter and up from 2.5% in the same period last year. First quarter non-IFRS operating income was $85.1 million, or 27.5% of sales, higher from $42.5 million, or 15.4% of sales last quarter and up from $5.3 million, or 2.9% of sales for the same period last year. Both operating income and operating margin reached record highs.

IFRS after-tax profit for the first quarter reached a historical high of $66.9 million, or 38.3 cents per diluted ADS, compared to $34.0 million, or 19.5 cents per diluted ADS, in the previous quarter and $3.3 million, or 1.9 cents per diluted ADS, a year ago. First quarter non-IFRS profit was $67.1 million, or 38.4 cents per diluted ADS, compared to non-IFRS profit of $34.2 million, or 19.7 cents per diluted ADS last quarter and non-IFRS profit of $3.8 million, or 2.2 cents per diluted ADS for the same period last year.

Balance Sheet and Cash Flow

Himax had $245.8 million of cash, cash equivalents and other financial assets as of March 31, 2021, compared to $126.6 million at the same time last year and $201.4 million a quarter ago. The higher cash balance was derived mainly from $60.3 million of operating cash inflow during the quarter. Restricted cash was $114.8 million at the end of Q1, compared to $104 million a quarter ago and $164 million a year ago. The restricted cash was mainly used to guarantee the short-term secured borrowings for the same amount. It had $57.0 million of long-term unsecured loans as of the end of Q1, of which $6.0 million was current portion.

The Company’s quarter-end inventories as of March 31, 2021 were $114.9 million, up from $108.7 million last quarter and down from $148.4 million a year ago. The year-over-year decrease was a reflection of the severe supply-demand imbalance. To be more precise, the vast majority of the Company’s inventory position now is comprised of work-in-process goods, while finished goods are mostly taken up by customers as soon as they are available to meet the customer’s immediate production needs. As highlighted in the last earnings calls, given the foundry and backend capacity shortage, its inventory level may still stay at a relatively low level in the quarters to come. Accounts receivable at the end of March 2021 was $289.1 million, up from $243.6 million last quarter and up from $186.7 million a year ago due to higher sales. DSO was 84 days at the quarter end, as compared to 92 days a year ago and 100 days at the end of the last quarter.

Net cash inflow from operating activities for the first quarter amounted to $60.3 million as compared to an inflow of $67.7 million last quarter and an inflow of $10.6 million for the same period last year. First quarter capital expenditures were $2.0 million, versus $0.8 million last quarter and $3.1 million a year ago. The first quarter capex was mainly for R&D related equipment of the Company’s IC design business.

Outstanding Share

As of March 31, 2021, Himax had 174.3 million ADS outstanding, little changed from last quarter. On a fully diluted basis, the total number of ADS outstanding was 174.7 million.

Q2 2021 Outlook

Himax is still seeing a serious supply-demand imbalance where demand far outpaces supply despite foundries running at more than 100% capacity. Accompanying the rapid growth of 5G and high-performance computing, there is a noticeable increase in demand for semiconductor for advanced processes. The trend towards an ever more connected digital world also drives higher needs for mature nodes, notably demands from display driver IC, power management IC, CMOS image sensor, automotive industry and various AIoT devices that are already all around us and still increasing rapidly in number. Adding these all up, there is a structural shift in demand and supply dynamics, especially for the mature nodes which have lacked meaningful capacity expansion for many years.

As mentioned on the last earnings call, more capacity was secured for this year compared to last year, with accessible capacity expected to grow quarter by quarter during 2021. Looking further ahead, more measures are taken with the strategic foundry partners to further enlarge the longer-term capacity pool. More details will be disclosed in due course.

Separately, taking advantage of the current favorable environment, Himax is also making efforts to reposition itself toward higher-end and higher value-added products by working more directly and closely with select leading end customers. Tremendous progress has been made across various industries that the Company serves. For large display areas, Himax is pleased with the results so far in switching its focus more toward high-resolution TV, high-performance monitor and low-power notebook. For smartphone, wearable and tablet, the Company is gearing up for the AMOLED driver IC development in partnership with strategic customers and foundry providers. For automotive market where the Company is already the leader in display driver IC, Himax is deepening its working relationships with tier-1 players and end customers across all major markets. Last but not least, in the non-driver areas, the Company is pushing hard for the promotion of WiseEye ultralow power AI sensing solution which have seen widespread adoption for numerous AIoT applications. The Company’s 3D decoder IC is also already ramping in volume. More on this will be elaborated in the later sections.

Display Driver IC Businesses

LDDIC

Himax expects large display driver IC revenue to increase by around 20% sequentially with the three major product lines all set for further growth in the second quarter. It expects decent growth in both monitor and notebook IC sales in Q2 thanks to persisting work-from-home and learn-from home demands. For the TV IC segment, an impressive quarterly growth is anticipated in Q2, mainly due to shipments of high-end TV products going into a world leading end customer, an illustration of the strategy toward high-end products and leading end customers mentioned in the preceding section. Nevertheless, the Company’s shipping quantity is constrained by capacity shortage for the large panel driver IC business during the second quarter.

Recently, Himax saw strong customer demand for high-end monitors unfolding post pandemic. When people work, study and play games at home, which they do much more than before, they are demanding higher resolution, higher frame rate, ultrawide aspect, curved view and even multiple monitors sometimes. Himax continues to lead the high-end monitor market by providing advanced driver ICs and Tcons in partnership with leading panel makers and end customers.

SMDDIC

Himax sees continuous strong demands for all three segments, namely smartphone, tablet and automotive in the second quarter. Again, the Company is unable to meet all customer demands due to tight foundry capacity. As the leading supplier for the Android tablet market, it is strategically allocating capacity in favor of tablet over smartphone to support the needs for home working and remote learning. For the second quarter, it expects tablet sales to grow by mid-teens and smartphone sales to be flattish compared to the previous quarter, reflecting the Company’s capacity allocation decision. With enlarged capacity as indicated in the last earnings call, automotive driver business is expected to grow by more than 20%, the highest among the three segments in the small and medium-sized driver IC business.

Tablet, already among the Company’s top sales contributors since 2020, continues to grow with accelerated TDDI penetration among leading Android names as well as strong demand driven by the stay-at-home economy. For the second quarter, it expects tablet TDDI sales to grow by more than 20% as its tablet customers are accelerating adoption of TDDI. TDDI for high-end tablet enjoys particularly good momentum as people crave for more advanced features such as higher frame rate, higher resolution, larger screen size, and active stylus for better-quality handwriting and drawing. All these trends benefit Himax for higher ASP and growing market share. Again, tablet TDDI enjoys better margin and its rapid growth helps  enhance the Company’s overall gross margin. Finally, for tablet product, revenue of traditional DDIC is expected to remain flat sequentially during the second quarter.

While customers are demanding more shipments, limited by severe capacity constraint, smartphone TDDI sales are expected to be flat from the last quarter. Discrete drivers for smartphone, running at relatively low volume, are expected to grow strongly with seasonal demand for the second quarter. As previously mentioned, DDICs of both smartphone and tablet are in a downward trend as they are being replaced by TDDI.

It’s been well reported that the automotive industry worldwide has recovered strongly and abruptly from its earlier slump starting late last year but also suffered from severe shortage of semiconductor supply. Himax has been experiencing the same for the display driver ICs it provides for automotive applications where the Company commands a world-leading market share of well more than 30%. As the ongoing capacity shortage continues to intensify, panel makers, tier 1 suppliers and end customers seek out Himax for more supply of automotive display driver ICs. Having foreseen the growing automotive display demand and the capacity shortage, Himax engaged early and has secured a meaningful increase in capacity for this year and longer term. The Company expects the Q2 sales into automotive industry to grow more than 20% sequentially, which would represent more than 100% growth year over year. Notwithstanding the impressive growth, the demand still far outpaces the foundry capacity accessible to the Company.

Along with the fast growing electric vehicles and autonomous driving that is deemed to be the “next big thing”, car interior is catering to better human-vehicle interaction with ever more stylish designs, made possible with increasing number of panels equipped with advanced display technologies such as TDDI and local dimming. As the market leader in automotive display driver business, Himax is leading the charge in answering to such demands. For instance, the Company dominates the design-in and design-win of automotive TDDI with direct and indirect customers across the continents for a technology that is essential for very large sized, stylish, and free-formed automotive displays. It is also leading in the up-and-coming local dimming technology which not only provides effective power saving, critical for EVs, but also enhances display contrast for better viewing under bright daylight. In addition, the Company’s high-speed P2P bridge and LTDI solutions are specially designed for very large panels up to a pillar-to-pillar display size. With these new demands unleashed for advanced display technologies, Himax expects exponential sales growth of automotive sector in the years to come.

As AMOLED offers better display quality, lower power consumption and plastic free form design, the technology has gained traction in the high-end market. As stated before, Himax is highly committed to AMOLED technology where its development started from smartphone, and has extended to wearable, tablet and automotive. In March the Company teamed up with BOE Varitronix (BOEVx), a world leading supplier of automotive display products, and succeeded in securing an AMOLED display design-win with a leading EV maker for its upcoming flagship model. Armed with Himax AMOLED driver IC and timing controller solution, Himax and BOEVx partnered to offer flexible AMOLED automotive display, firstly over a 12.8-inch Center Information Display product. Small volume shipment is anticipated starting the fourth quarter of 2021. For other AMOLED applications, Himax continues its development efforts by proactively working with leading Chinese panel makers and strategic foundry partners. The Company will report further progress in due course. Himax believes AMOLED driver IC will soon become one of the major growth drivers for its small and medium-sized panel driver IC business.

For the second quarter, revenue for the small and medium-sized driver IC business is expected to increase by low teens sequentially with demand much higher than supply. Capacity shortage is expected to continue across all business segments in this area.

Non-Driver Product Categories

TCON

Tcon sales are expected to increase more than 60% sequentially for the second quarter, as more capacity were successfully acquired for both foundry and backend. Backed by several recent major Tcon design-wins from leading end customers for gaming monitor, low power notebook and 8K/4K TV, the Company’s Tcon product line is on track for further growth. It is worth mentioning that Himax has a dominant global market share for 8K TV Tcon with adoption from literally all major TV brands. With better ASP and margin than those of display drivers, Tcon is expected to be an extensive long-term growth area and contribute more to the top and bottom line growth going forward. Similar to all of Himax display driver IC businesses, the Company’s Tcon volume is also capped by capacity shortage, both foundry and backend packaging.

WLO

WLO revenue increased substantially in the first quarter thanks to resumed orders from an anchor customer for its legacy products. In the second quarter of 2021, WLO sales are expected to remain flat quarter-over-quarter which will help sustain WLO factory utilization.

Meanwhile, Himax continues to collaborate with key customers and partners for new applications such as ToF 3D sensing, AR/VR gadgets, biomedical devices and others, targeting their future generation products.

Himax is a pioneer in high-precision diffraction optics technology with 15 years of experience under its belt, having worked on very different designs over a variety of applications with some of the world’s most heavyweight tech names. The diffractive optical element (DOE) enables the manipulation of phase, shape, direction and even power of incident laser light for the output of specific, pre-designed optical pattern and functions that are not feasible in standard refractive optics. The diffraction optics technology is now well adopted in 3D sensing, AR/VR devices, holographic display, biomedical inspection, optical communication, etc. The Company is seeing DOE plays an even more decisive role for the next generation optical technology in light of its high-precision and lightweight characteristics.

In addition to WLO that is suitable for small electronic devices such as wearable and portable products, Himax has extended its reach in diffraction optics technology to cover large-sized applications. In October 2020, Himax made a strategic cash investment and became the controlling shareholder of CM Visual Technology Corp. (CMVT), which is specialized in microstructure optical film design and manufacturing and is a world leader in its area. CMVT offers proprietary microstructure optical design expertise, nano-scale mold engraving capability as well as roll-to-roll nanoimprinting manufacturing capacity. CMVT’s roller-type nanoimprinting can support the production of large-sized film with superior production efficiency at competitive costs. This is a complementary technology to Himax WLO technology and, by having both teams work together, the Company can now deliver cutting-edge solutions for different applications covering all sizes of optics. Omniwide FilmTM, CMVT’s microstructure optical film, is the best answer to various types of optical challenges, such as gray level inversion, color wash-out, and light leakage under oblique viewing angles for better visual experience. The Omniwide FilmTM solution can support different types of display, including TN, VA, IPS types of TFT-LCD displays and AMOLED display. These solutions are all available to the market right now.

3D Sensing

The Company’s proprietary 3D decoder IC provides superior 3D depth map decoding for best-in-class secure face recognition and has been widely adopted by leading Chinese customers for e-payment device. Himax started volume shipment of the 3D decoder in the fourth quarter of 2020. It expects continuous growth in 2021.

Ultralow power smart sensing

To maximize market visibility and explore potential applications, Himax continues to push forward with two WiseEye business models, namely total solution and discrete component.

For the WiseEye total solution model where Himax is the owner of the solution, the Company integrates its proprietary AI processor and CMOS image sensor, both with an outstanding ultralow power characteristic, with AI algorithms from multiple third-party software partners. These algorithm partners, which include Himax subsidiary Emza, come from different countries and many have special domain knowhow catering for the needs of specific markets. The Company mentioned notebook, TV and air conditioner in the last earnings call as early examples of its total solution approach. Recently the Company was officially awarded a sizable purchase order from a top tier household name for a mainstream application with mass production scheduled to commence at the fourth quarter of this year. This early success marked a major milestone for Himax WiseEye product line which the Company believes will be a major growth engine for its business for many years.

Himax is also encouraged by the progress of customer engagements for the new applications the Company launched covering automotive, panoramic video conferencing, utilities meter, QR code reader, doorbell, and door lock. All these applications offer always-on and/or ultralow power AI visual sensing that are made possible by Himax WiseEye technology. The list of applications for the Company’s WiseEye total solution will continue to expand as Himax continues to reach out to key players in various industries while working closely with its algorithm partners.

For the key component business model where Himax offers AI processor and/or always-on CMOS image sensor but without AI algorithm, the Company continues to collaborate with global AI and cloud service partners by proactively participating in their ecosystems and infrastructures. Following the successful adoption of Himax WE-I Plus AI processor in the Google TensorFlow Lite for Microcontrollers framework (TFLu), in March 2021, the Company’s WE-I Plus AIoT platform was endorsed by Microsoft and was awarded the Azure IoT PnP certificate. The WE-I Plus AIoT platform brings reliable, secure and long battery life edge AI to the IoT-connected cloud market. WE-I Plus AIoT platform can conduct person, face or object detection computer-vision functions and then output only secured metadata over NB-IoT protocol to the Azure IoT cloud for further statistical data processing and analysis. In most cases, the WE-I Plus AIoT platform can operate with just 4 AA batteries for more than one-year lifetime. WE-I Plus is the best ultralow power battery powered edge AIoT platform solution in the Azure IoT which targets ever-growing cloud service markets in smart buildings, manufacturing, retail, agriculture, etc. Implementing AI everywhere is made possible with Himax WE-I Plus.

In the meantime, the Company continued to showcase its WE-I Plus enabled systems jointly with its ecosystem partners such as SparkFun and Edge Impulse, in various webinar and marketing events to illustrate more AI use cases. People from different industries and countries approached Himax and applied the Company’s solutions to many applications that never occurred to the Company. Himax is encouraged by the enthusiastic market feedback along with streams of end customers inquiries. In return, the Company provides AI developers with comprehensive supporting service where they could easily access open source codes from Google TFLu, WE-I Plus EVK and sensor accessories from SparkFun and development tools from Edge Impulse. Himax is delighted to bridge AI developers over the hurdles they encounter in developing their AI solutions and move with AI developers together towards an upcoming edge AI decade.

CMOS Image Sensor

The CIS revenue is expected to be flattish sequentially in the second quarter. The Company’s shipment has been badly capped by the foundry capacity despite surging customer demands for the CMOS image sensors for web camera and notebook. Nevertheless, a decent growth is expected in second half of 2021 thanks to a major engagement from a major existing customer.

Industry-first 2-in-1 CMOS image sensor of Himax supporting video conferencing and AI facial recognition on ultralow power has been designed into some of the most stylish, slim bezel notebook models of certain major notebook names. Small volume production has started in the fourth quarter of last year. Meaningful ramp-up volume is expected for the coming quarters.

Regarding ultralow power always-on CMOS image sensor that targets always-on AI applications, the Company is getting growing feedback and design adoptions from customers globally for various markets, such as car recorders, surveillance, smart electric meters, drones, smart home appliances, and consumer electronics. More progress will be reported in due course.

LCoS

In the first quarter of 2021, Himax's proprietary front-lit LCoS microdisplay, an integrated solution covering LCoS microdisplay, lightguide, and front-lit LED, had a successful design-win with a world-leading player for rugged headset for industrial working environment. It is an assisted-reality type hand-free head-mounted device, where the Company’s front-lit LCoS microdisplay module provides a 7-inch display view below line of sight to assist workers to access real time working information. Front-lit LCoS microdisplay of the Company demonstrated a perfect match with customer’s application in compact form factor, low power consumption and higher brightness. The Company is collaborating closely with the customer for the strict industrial level qualification and expect substantial volume shipment starting from the third quarter of this year.

Non-driver IC revenue is expected to increase around 40% sequentially in the second quarter.

Second Quarter 2021 Guidance
The Company is providing the following financial guidance for the second quarter of 2021:
Net Revenue:	To increase by 15% to 20% sequentially
Gross Margin:	To be 45.5% to 47.5%, depending on final product mix
IFRS Profit:	To be 54.0 cents to 60.0 cents per diluted ADS
Non-IFRS Profit (1):	To be 54.2 cents to 60.2 cents per diluted ADS
(1) Non-IFRS Profit excludes share-based compensation and acquisition-related charges

For the second quarter, Himax expects further revenue growth from the already high level of Q1 2021 in most of its business sectors. Gross margin shall see another uptick and could reach another quarterly high. With the increase of both revenue and margin, net profit shall increase substantially in the second quarter.

HIMAX TECHNOLOGIES FIRST QUARTER 2021 EARNINGS CONFERENCE CALL
DATE:	Thursday, May 6th, 2021
TIME:	U.S. 8:00 a.m. EDT Taiwan 8:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID:	5878288
WEBCAST:	https://edge.media-server.com/mmc/p/8249ozww

A replay of the call will be available beginning two hours after the call through 11:30 a.m. US EDT on May 14th, 2021 (11:30 p.m. Taiwan time, May 14th, 2021) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 5878288. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through May 6th, 2022.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers CMOS image sensors, wafer level optics for AR devices, 3D sensing and ultralow power smart sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical device, home appliance, AIoT, etc. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,000 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 3,012 patents granted and 534 patents pending approval worldwide as of March 31st, 2021. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2020 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended March 31,		Three Months Ended December 31,
	2021	2020	2020

Revenues
Revenues from third parties, net	$308,983	$184,594	$275,770
Revenues from related party, net	20	-	-
	309,003	184,594	275,770

Costs and expenses:
Cost of revenues	184,722	142,672	189,774
Research and development	29,523	27,689	33,100
General and administrative	5,772	5,804	5,919
Sales and marketing	4,186	3,782	4,787
Total costs and expenses	224,203	179,947	233,580

Operating income	84,800	4,647	42,190

Non operating income (loss):
Interest income	195	396	151
Changes in fair value of financial assets at fair value through profit or loss	(33)	(65)	489
Foreign currency exchange gains (losses), net	555	(55)	(134)
Finance costs	(260)	(593)	(247)
Share of losses of associates	(274)	(91)	(368)
Other income	11	35	24
	194	(373)	(85)
Profit before income taxes	84,994	4,274	42,105
Income tax expense	18,699	1,464	8,759
Profit for the period	66,295	2,810	33,346
Loss attributable to noncontrolling interests	601	484	660
Profit attributable to Himax Technologies, Inc. stockholders	$66,896	$3,294	$34,006

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.384	$0.019	$0.196
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.383	$0.019	$0.195

Basic Weighted Average Outstanding ADS	174,414	172,579	173,481
Diluted Weighted Average Outstanding ADS	174,680	173,340	174,121

Himax Technologies, Inc. Unaudited Supplemental Financial Information (Amounts in Thousands of U.S. Dollars)
The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Three Months Ended March 31,		Three Months Ended December 31,
	2021	2020	2020
Share-based compensation
Cost of revenues	$-	$10	$-
Research and development	-	269	-
General and administrative	-	25	-
Sales and marketing	-	40	-
Income tax benefit	-	(64)	-
Total	$-	$280	$-

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$277	$276	$276
Income tax benefit	(65)	(64)	(64)
Total	$212	$212	$212

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	March 31, 2021	March 31, 2020	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$227,378	$115,677	$184,938
Financial assets at amortized cost	11,881	10,888	8,682
Financial assets at fair value through profit or loss	6,561	-	7,799
Accounts receivable, net	289,067	186,735	243,626
Accounts receivable from related parties	29	-	-
Inventories	114,945	148,431	108,707
Income taxes receivable	44	86	91
Restricted deposit	114,800	164,000	104,000
Other receivable from related parties	1,215	1,200	1,200
Other current assets	35,274	24,465	35,368
Total current assets	801,194	651,482	694,411
Financial assets at fair value through profit or loss	13,930	13,435	13,966
Financial assets at fair value through other comprehensive income	541	689	742
Equity method investments	3,944	3,655	3,983
Property, plant and equipment, net	136,250	136,300	132,074
Deferred tax assets	15,708	14,334	15,739
Goodwill	28,138	28,138	28,138
Other intangible assets, net	7,428	8,363	7,876
Restricted deposit	35	132	141
Other non-current assets	14,165	2,269	12,748
	220,139	207,315	215,407
Total assets	$1,021,333	$858,797	$909,818
Liabilities and Equity
Current liabilities:
Short-term unsecured borrowings	$-	$67,871	$-
Current portion of long-term unsecured borrowings	6,000	-	6,000
Short-term secured borrowings	104,000	164,000	104,000
Accounts payable	191,304	145,599	171,903
Accounts payable to related parties	1,189	-	1,568
Income taxes payable	32,033	4,261	13,466
Other payable to related parties	2,497	2,440	2,572
Contract liabilities	6,694	1,287	6,622
Other current liabilities	43,331	32,713	46,111
Total current liabilities	387,048	418,171	352,242
Long-term unsecured borrowings	51,000	-	52,500
Net defined benefit liabilities	47	49	47
Deferred tax liabilities	1,073	1,346	1,138
Other non-current liabilities	30,012	4,820	18,692
	82,132	6,215	72,377
Total liabilities	469,180	424,386	424,619
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	107,743	105,455	107,293
Treasury shares	(5,820)	(8,764)	(6,516)
Accumulated other comprehensive income	(694)	(937)	(548)
Retained earnings	339,493	229,181	272,937
Equity attributable to owners of Himax Technologies, Inc.	547,732	431,945	480,176
Noncontrolling interests	4,421	2,466	5,023
Total equity	552,153	434,411	485,199
Total liabilities and equity	$1,021,333	$858,797	$909,818

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended March 31,		Three Months Ended December 31,
	2021	2020	2020

Cash flows from operating activities:
Profit for the period	$66,295	$2,810	$33,346
Adjustments for:
Depreciation and amortization	5,272	5,754	6,431
Share-based compensation expenses	-	344	-
Changes in fair value of financial assets at fair value through profit or loss	33	65	(489)
Interest income	(195)	(396)	(151)
Finance costs	260	593	247
Income tax expense	18,699	1,464	8,759
Share of losses of associates	274	91	368
Inventories write downs	2,475	4,077	2,224
Unrealized foreign currency exchange losses (gains)	(725)	9	(221)
	92,388	14,811	50,514
Changes in:
Accounts receivable	(45,441)	(21,792)	(22,140)
Accounts receivable to related parties	(29)	-	-
Inventories	(8,713)	(8,734)	16,418
Other receivable from related parties	(15)	-	-
Other current assets	(2,876)	708	(2,589)
Accounts payable	19,501	31,279	16,934
Accounts payable to related parties	(379)	-	1,568
Other payable to related parties	(75)	220	92
Net defined benefit liabilities	-	(1)	(16)
Contract liabilities	72	(615)	3,848
Other current liabilities	(319)	(4,226)	1,903
Other non-current liabilities	6,680	(74)	1,300
Cash generated from operating activities	60,794	11,576	67,832
Interest received	90	181	217
Interest paid	(270)	(630)	(313)
Income tax paid	(294)	(540)	(28)
Net cash provided by operating activities	60,320	10,587	67,708

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(2,016)	(3,092)	(824)
Acquisitions of intangible assets	-	(72)	(9)
Acquisitions of financial assets at amortized cost	(3,979)	(737)	(801)
Proceeds from disposal of financial assets at amortized cost	677	765	737
Acquisitions of financial assets at fair value through profit or loss	(3,546)	(1,105)	(6,608)
Proceeds from disposal of financial assets at fair value through profit or loss	4,747	1,097	1,603
Acquisition of a subsidiary, net of cash acquired	-	-	1,302
Proceeds from capital reduction of investment	151	-	32
Acquisitions of equity method investments	(598)	-	(792)
Increase in refundable deposits	(1,197)	(3,014)	(10,810)
Releases (pledges) of restricted deposit	(10,694)	1	(3)
Net cash used in investing activities	(16,455)	(6,157)	(16,173)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended March 31,		Three Months Ended December 31,
	2021	2020	2020

Cash flows from financing activities:
Proceeds from short-term unsecured borrowings	10,000	139,734	-
Repayments of short-term unsecured borrowings	(10,000)	(129,134)	-
Repayments of long-term unsecured borrowings	(1,500)	-	(1,500)
Proceeds from short-term secured borrowings	97,000	37,000	47,000
Repayments of short-term secured borrowings	(97,000)	(37,000)	(47,000)
Payment of lease liabilities	(970)	(462)	(768)
Proceeds from exercise of employee stock options	1,117	-	3,281
Net cash provided by (used in) financing activities	(1,353)	10,138	1,013
Effect of foreign currency exchange rate changes on cash and cash equivalents	(72)	54	567
Net increase in cash and cash equivalents	42,440	14,622	53,115
Cash and cash equivalents at beginning of period	184,938	101,055	131,823
Cash and cash equivalents at end of period	$227,378	$115,677	$184,938

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Three Months Ended March 31,		Three Months Ended December 31,
	2021	2020	2020
Revenues	$309,003	$184,594	$275,770
Gross profit	124,281	41,922	85,996
Add: Share-based compensation – cost of revenues	-	10	-
Gross profit excluding share-based compensation	124,281	41,932	85,996
Gross margin excluding share-based compensation	40.2%	22.7%	31.2%
Operating income	84,800	4,647	42,190
Add: Share-based compensation	-	344	-
Operating income excluding share-based compensation	84,800	4,991	42,190
Add: Acquisition-related charges –intangible assets amortization	277	276	276
Operating income excluding share-based compensation and acquisition-related charges	85,077	5,267	42,466
Operating margin excluding share-based compensation and acquisition-related charges	27.5%	2.9%	15.4%
Profit attributable to Himax Technologies, Inc. stockholders	66,896	3,294	34,006
Add: Share-based compensation, net of tax	-	280	-
Add: Acquisition-related charges, net of tax	212	212	212
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	67,108	3,786	34,218
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	21.7%	2.1%	12.4%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)
Three Months Ended March 31,
2021
Diluted IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.383
Add: Share-based compensation per ADS	-
Add: Acquisition-related charges per ADS	$0.001

Diluted non-IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	$0.384

Numbers do not add up due to rounding